Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the eight-month period ended August 31, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the eight-month period ended August 31, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Aug'21	Aug'20
Total loans			23,390,230	23,548,002
Total assets			35,161,674	37,599,460

Deposits and other demand liabilities			7,005,709	5,850,934
Time deposits and other time liabilities			10,194,890	12,426,538
Interbank borrowings			4,603,753	4,433,374
Debt instruments issued			6,328,317	6,131,829

Equity			2,426,262	2,576,055
Total equity attributable to equity holders of the bank			2,353,376	2,498,638
Non-controlling interest			72,886	77,417

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1] and impairment adjustment[2]

In Ch$ million	8M'21	8M'20	8M'21	8M'20
Net operating profit before provision for loan losses	837,731	757,244	777,127	729,821
Provisions for loan losses[3]	(105,415)	(252,609)	(91,619)	(245,232)
Total operating expenses	(454,387)	(1,275,421)	(454,387)	(466,574)
Operating income (loss)	277,929	(770,786)	231,121	18,015
Income from investments in companies	501	1,259	501	1,259
Operating income before income taxes	278,430	(769,527)	231,622	19,274
Income taxes	(82,344)	23,012	(35,536)	8,512
Consolidated income for the period	196,086	(746,515)	196,086	27,786

Net income attributable to holders of the Bank	194,269	(737,169)	194,269	26,855
Non-controlling interest	1,817	(9,346)	1,817	931

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted in column 8M'20.

3 - Includes Ch$7.0 billion of additional provisions established during the 8M period ended August 31, 2021 ($49.5 billion during the 8M period ended August 31, 2020).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer